UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

September 27, 2005

Drilling Delineates High-Grade Zones Below Proposed Dolores Pit

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that stepout drilling designed to extend mineralization to depth continues to intercept high-grade gold and silver mineralization beneath the open-pit minable deposit currently being developed at its 100% owned Dolores Project.

Recent drill results along the west side of the planned open pit have defined a continuous zone of high-grade gold and silver mineralization extending below the Dolores pit with potential to be exploited by underground mining. This mineralization is not included in current Dolores resource estimates and is expected to add substantially to the overall Dolores Project economics.

The West Flank High-Grade Structural Zone

The following two tables show recent drill intercepts and several previous drill holes that, collectively, define the West Flank high-grade structural zone that occurs beneath the proposed Dolores open pit. To date, this zone has been observed to have a total strike length of approximately 900 meters.

Drill intercepts reported in Table 1, below, occur over 325 meters of strike length from Section 1900 to Section 2225 at depths ranging from 20 to 200 meters below the current open-pit:

Table 1

DDH No.	Section (m)	Intercept meters	Width meters	Width feet	Au grams per tonne ("gpt")	Ag gpt	Aueq** gpt
D-389	1900	225-235.5	10.5	34.4	6.712	198.3	10.017
		includes:	2.5	8.2	15.837	331.1	21.355

D-390	1925	245-255	14	45.9	4.280	106.2	6.050
		253-255	2.0	6.6	8.260	258.3	12.565

D-352	1925	177.5-186	8.5	27.9	4.589	126.1	6.690
		includes:	1.5	4.9	10.540	243.1	14.592

D-38*	1975	278-286	8	26.4	3.736	63.9	4.800
		includes:	2.0	6.6	7.560	171.4	10.417

D-354	2000	191-199	8.0	26.4	12.047	380.6	18.390
		includes:	3.5	11.5	24.361	821.7	38.056

D-107*	2000	279.9-287.9	8.0	26.4	11.125	528.9	19.940
		includes:	4.0	13.1	19.389	1026.9	36.503

D-298	2025	368-374	6.0	19.7	14.273	924.3	29.678

D-346	2050	407-411	4.0	13.1	2.074	59.0	3.057

D-85*	2225	267.1-272.1	5.0	16.4	3.620	13.9	3.852
and		279.7-282	2.3	7.5	15.669	277.7	20.297
*previously reported drill holes	** Gold equivalent grade based on 60:1, gold: silver, ratio ($420 gold and $7 silver)

Table 2, below, sets out widespread deep drill intercepts beneath the pit extending from Sections 2250 thru 2750, marking the continuation of the West Flank high-grade structural zone further to the south:

Table 2

DDH No.	Section	Intercept meters	Width meters	Width feet	Au gpt	Ag gpt	Aueq** gpt
D-274*	2400	402-410	8.0	26.4	4.817	116.35	6.756
		includes:	4.0	13.1	7.571	141.65	9.932

D-394	2500	423-425	2.0	6.6	8.770	182	11.803

D-326	2600	500-510	10.0	32.8	3.914	21.0	4.263
		includes:	2.0	6.6	8.020	12.4	8.227

D-212*	2625	474-478	4.0	13.1	24.863	323.1	30.247

D-193*	2625	480-487	7.0	23.0	21.126	43.24	21.847
		includes:	1.0	3.3	119.863	227.5	123.654

D-260*	2750	394-400.7	6.7	22.0	10.919	135.7	13.179
		includes:	1.7	5.6	19.931	476.1	27.866

*previously reported drill holes	** Gold equivalent grade based on 60:1, gold: silver, ratio ($420 gold and $7 silver)

Additional Mineralization below the Proposed Pit

It should be noted that the West Flank zone is one of several high-grade mineralized zones that have now been identified beneath the planned open pit, including downward extension of the Dolores Central Breccia zone. For additional drill results, see the Company's news releases dated January 28, 2003, December 16, 2003 and October 4, 2004. Intercept grades and widths in these other areas also indicate underground mine potential, and will require further definition drilling to bring to a minable reserve.

Additional exploration drilling is targeted at further defining the geometry and limits of the West Flank high-grade zone. The Company is continuing drilling to test for other zones of high-grade mineralization that occur beyond the limits of the open pit, and to further define and extend the Central Breccia zone.

Dolores Project Economics

Further drill definition and economic assessment of underground resources will be required before the benefits of underground mining can be included in the projections of the Dolores Project economics. Projected economics for the Dolores open pit mine operation were reported by the Company on September 7, 2005. At prices of US$400/oz gold and US$6/oz silver, the Dolores project shows an internal rate of return (“IRR”) of 22.5%, an undiscounted net present value (“NPV”) of US$258 million (before tax), and a gold production cost of US$104 per ounce (net of silver credits). At present metal prices the IRR will exceed 30% with a 0% discounted NPV of more than US$365 million, and corresponding production costs of less than $60 per ounce of gold (net of silver credits).

Dolores Gold and Silver Resources

Current estimated gold and silver resources at Dolores are based on drill results completed prior to November 2004. Additional drill results from the past year are being incorporated into an updated resource model, which will be completed this fall.

The current open-pit mine plan estimates mining 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 g/t gold and 44.5 g/t silver with a strip ratio of 3.7:1 (43.68 million tonnes proven at an average grade of 0.88 g/t gold and 45.4 g/t silver, and 28.8 million tonnes probable, at an average grade of 0.78 g/t gold and 42.96 g/t silver). The mine would place 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover approximately 1.45 million ounces of gold and 53.2 million ounces of silver (2.25 million ounces Aueq) over a 11.5 year mine life.

Total audited measured and indicated resources at Dolores (which include the proven and probable reserves) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t Aueq (see Table 3, below). An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as inferred resources.

Table 3 Audited Measured and Indicated Resources (as at November 2004)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold Ounces	Silver Ounces
Measured	53,413	0.89	43.7	1,485,000	72,599,000
Indicated	47,652	0.78	37.5	1,161,000	55,580,000
Total	101,065	0.84	40.8	2,726,000	132,698,000

Dolores Project Update

The Company is proceeding with final optimization and detail engineering design for the Dolores open pit mine and heap leach operation. Final permits will be applied for this fall and construction, commissioning, start-up and full production are expected to be achieved by the second half of 2007.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate). Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

September 27, 2005

Item 3.	News Release

The News Release dated September 27, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that stepout drilling designed to extend mineralization to depth continues to intercept high-grade gold and silver mineralization beneath the open-pit minable deposit currently being developed at its 100% owned Dolores Project.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 27th day of September, 2005.

SCHEDULE "A"

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

September 27, 2005

Drilling Delineates High-Grade Zones Below Proposed Dolores Pit

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that stepout drilling designed to extend mineralization to depth continues to intercept high-grade gold and silver mineralization beneath the open-pit minable deposit currently being developed at its 100% owned Dolores Project.

Recent drill results along the west side of the planned open pit have defined a continuous zone of high-grade gold and silver mineralization extending below the Dolores pit with potential to be exploited by underground mining. This mineralization is not included in current Dolores resource estimates and is expected to add substantially to the overall Dolores Project economics.

The West Flank High-Grade Structural Zone

The following two tables show recent drill intercepts and several previous drill holes that, collectively, define the West Flank high-grade structural zone that occurs beneath the proposed Dolores open pit. To date, this zone has been observed to have a total strike length of approximately 900 meters.

Drill intercepts reported in Table 1, below, occur over 325 meters of strike length from Section 1900 to Section 2225 at depths ranging from 20 to 200 meters below the current open-pit:

Table 1

DDH No.	Section (m)	Intercept meters	Width meters	Width feet	Au grams per tonne ("gpt")	Ag gpt	Aueq** gpt
D-389	1900	225-235.5	10.5	34.4	6.712	198.3	10.017
		includes:	2.5	8.2	15.837	331.1	21.355

D-390	1925	245-255	14	45.9	4.280	106.2	6.050
		253-255	2.0	6.6	8.260	258.3	12.565

D-352	1925	177.5-186	8.5	27.9	4.589	126.1	6.690
		includes:	1.5	4.9	10.540	243.1	14.592

D-38*	1975	278-286	8	26.4	3.736	63.9	4.800
		includes:	2.0	6.6	7.560	171.4	10.417

D-354	2000	191-199	8.0	26.4	12.047	380.6	18.390
		includes:	3.5	11.5	24.361	821.7	38.056

D-107*	2000	279.9-287.9	8.0	26.4	11.125	528.9	19.940
		includes:	4.0	13.1	19.389	1026.9	36.503

D-298	2025	368-374	6.0	19.7	14.273	924.3	29.678

D-346	2050	407-411	4.0	13.1	2.074	59.0	3.057

D-85*	2225	267.1-272.1	5.0	16.4	3.620	13.9	3.852
and		279.7-282	2.3	7.5	15.669	277.7	20.297
*previously reported drill holes	** Gold equivalent grade based on 60:1, gold: silver, ratio ($420 gold and $7 silver)

SCHEDULE "A"

Table 2, below, sets out widespread deep drill intercepts beneath the pit extending from Sections 2250 thru 2750, marking the continuation of the West Flank high-grade structural zone further to the south:

Table 2

DDH No.	Section	Intercept meters	Width meters	Width feet	Au gpt	Ag gpt	Aueq** gpt
D-274*	2400	402-410	8.0	26.4	4.817	116.35	6.756
		includes:	4.0	13.1	7.571	141.65	9.932

D-394	2500	423-425	2.0	6.6	8.770	182	11.803

D-326	2600	500-510	10.0	32.8	3.914	21.0	4.263
		includes:	2.0	6.6	8.020	12.4	8.227

D-212*	2625	474-478	4.0	13.1	24.863	323.1	30.247

D-193*	2625	480-487	7.0	23.0	21.126	43.24	21.847
		includes:	1.0	3.3	119.863	227.5	123.654

D-260*	2750	394-400.7	6.7	22.0	10.919	135.7	13.179
		includes:	1.7	5.6	19.931	476.1	27.866

*previously reported drill holes	** Gold equivalent grade based on 60:1, gold: silver, ratio ($420 gold and $7 silver)

Additional Mineralization below the Proposed Pit

It should be noted that the West Flank zone is one of several high-grade mineralized zones that have now been identified beneath the planned open pit, including downward extension of the Dolores Central Breccia zone. For additional drill results, see the Company's news releases dated January 28, 2003, December 16, 2003 and October 4, 2004. Intercept grades and widths in these other areas also indicate underground mine potential, and will require further definition drilling to bring to a minable reserve.

Additional exploration drilling is targeted at further defining the geometry and limits of the West Flank high-grade zone. The Company is continuing drilling to test for other zones of high-grade mineralization that occur beyond the limits of the open pit, and to further define and extend the Central Breccia zone.

Dolores Project Economics

Further drill definition and economic assessment of underground resources will be required before the benefits of underground mining can be included in the projections of the Dolores Project economics. Projected economics for the Dolores open pit mine operation were reported by the Company on September 7, 2005. At prices of US$400/oz gold and US$6/oz silver, the Dolores project shows an internal rate of return (“IRR”) of 22.5%, an undiscounted net present value (“NPV”) of US$258 million (before tax), and a gold production cost of US$104 per ounce (net of silver credits). At present metal prices the IRR will exceed 30% with a 0% discounted NPV of more than US$365 million, and corresponding production costs of less than $60 per ounce of gold (net of silver credits).

Dolores Gold and Silver Resources

Current estimated gold and silver resources at Dolores are based on drill results completed prior to November 2004. Additional drill results from the past year are being incorporated into an updated resource model, which will be completed this fall.

The current open-pit mine plan estimates mining 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 g/t gold and 44.5 g/t silver with a strip ratio of 3.7:1 (43.68 million tonnes proven at an average grade of 0.88 g/t gold and 45.4 g/t silver, and 28.8 million tonnes probable, at an average grade of 0.78 g/t gold and 42.96 g/t silver). The mine would place 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover approximately 1.45 million ounces of gold and 53.2 million ounces of silver (2.25 million ounces Aueq) over a 11.5 year mine life.

SCHEDULE "A"

Total audited measured and indicated resources at Dolores (which include the proven and probable reserves) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t Aueq (see Table 3, below). An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as inferred resources.

Table 3 Audited Measured and Indicated Resources (as at November 2004)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold Ounces	Silver Ounces
Measured	53,413	0.89	43.7	1,485,000	72,599,000
Indicated	47,652	0.78	37.5	1,161,000	55,580,000
Total	101,065	0.84	40.8	2,726,000	132,698,000

Dolores Project Update

The Company is proceeding with final optimization and detail engineering design for the Dolores open pit mine and heap leach operation. Final permits will be applied for this fall and construction, commissioning, start-up and full production are expected to be achieved by the second half of 2007.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate). Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date September 27, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director